437 Madison Avenue
New York, New York 10022-7001
(212) 940-3000
Fax:  (212) 940-3111

Keith L. Krasney

E-Mail:  kkrasney@nixonpeabody.com

September 23, 2010

Amanda Ravitz
Branch Chief – Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ace Securities Inc./File No. 333-165864

Dear Ms. Ravitz:

Thank you for taking the time recently to discuss with us your final outstanding comment to our filing on Form S-3 on behalf of the above referenced registrant (the “Registrant”).  The crux of the outstanding issue is whether a newly-formed issuing entity that is the issuer of mortgage-backed certificates is eligible to make an “at-the-market” offering of equity securities on behalf of a registrant.

Nature of Marketplace for Mortgage-backed Certificates Necessitates Negotiated Transactions.

Because of the nature of the marketplace for mortgage-backed certificates, issuers customarily have included language in the prospectus supplement that “[t]he certificates offered by this prospectus supplement will be purchased by [the underwriter] from the Depositor, and are being offered by [the underwriter] from time to time for sale to the public in negotiated transactions or otherwise at varying prices to be determined at the time of sale.”  The proceeds to the depositor from the sale of the offered certificates to the underwriter are also customarily disclosed.

A survey of all programs of which we are aware indicates that the prospectus supplements for all such programs contain similar language1, which is not surprising since it reflects the characteristics of the mortgage-backed marketplace.

1
Our review of recent Form S-3 filings for equity (certificate) offerings of residential mortgage-backed securities during the last three years did not uncover one instance of a form of prospectus supplement that did not provide for an “at-the-market” offering.  Although we believe that our review was thorough, we cannot state that it was exhaustive.

September 23, 2010

Ace Securities Inc./File No. 333-165864

The market for mortgage-backed certificates is extremely interest rate sensitive.  The yield on any certificate (which is a function of the price and the interest rate) can vary day-to-day or even hour-by-hour.  Were the price of the mortgage-backed certificates to be fixed on the day of closing when the depositor sells the certificates to the underwriter, then as the price of the certificates changed as a function of changes in the interest rate environment, the original prospectus supplement would not disclose the actual price and would be inaccurate.  The registrant would be required to file with each sale at a price different from that stated in the original prospectus supplement a “sticker” (a supplement to the prospectus supplement previously filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended).  For each offering there could be many “stickers” filed to address the constant changes in pricing.

At the closing of an offering of mortgage-backed certificates, it is often the case that not all securities of all classes have been sold by the underwriter even though the depositor has sold to the underwriter all certificates that are to be publicly offered.  The underwriter generally anticipates that in the future investors will be found for the unsold certificates.  In addition, many offerings of mortgage-backed securities are “iterative,” that is, the offering is designed around the interest of one or more investors for a security with particular characteristics.  The circumstances of an iterative offering often result in certificates of one or more classes not being sold on the day the issuer closes the offering and sells the publicly offered certificates to the underwriter.  These characteristics of the market for mortgage-backed certificates further support the need for the ability of issuers to offer certificates through “at-the-market” offerings.

For the reasons stated above, the market for mortgage-backed securities has used the technique of negotiated transactions.  A prohibition of such offerings would impose unacceptable burdens on the market and would be impracticable.

At-the-Market Offerings of Mortgage-Backed Securities are Currently Permitted.

It is our view that the Registrant is permitted to make “at-the-market” offerings of equity securities pursuant to Rules 415(a)(4) and 415(a)(1)(x)2 of the Securities Act of 1933 and Section I.B.5 of the General Instructions to Form S-33.4

2
Rule 415(a)(1)(x) states in relevant part “Securities registered (or qualified to be registered) on Form S-3 or Form F-3 which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant . . .” (emphasis added).

3	Offerings of investment grade asset-backed securities are permitted to be registered on Form S-3.

4
As the SEC notes in Release 33-8591 (Securities Offering Reform), “Under our revised Rule, an issuer that is registering a primary equity shelf offering pursuant to Rule 415(a)(1)(x) can register an “at-the market” offering of equity securities . . .   Issuers who are not eligible to register primary equity offerings using Rule 415(a)(1)(x) will still not be eligible to register “at-the-market" equity securities offerings.” See 70 Fed. Reg. 44776 (August 3, 2005).

September 23, 2010

Ace Securities Inc./File No. 333-165864

A mortgage-backed certificate represents an undivided beneficial interest in a pool of financial assets and as such, is for many purposes, an equity security although it is denominated as a fixed income instrument.

In your comment you note that the issuing entity is making an initial public offering and therefore there is no established market for its equity securities.  However, the Registrant is a seasoned issuer of equity securities and the newly-formed issuing entity is merely issuing additional securities on behalf of the Registrant.  So, although each issuance of securities is made by a newly-formed issuing entity, the nature of the securities issued by each issuing entity on behalf of the Registrant remains constant.

We would like to further note that even the SEC’s own recent release with respect to its proposed changes to Regulation AB and other rules regarding the offering process, SEC Release 33-9117 (the “Release”), does not fully equate an offering of mortgage-backed securities to a true initial public offering even as it proposes changes to the current regulatory framework to bring such issuances in line with other initial public offerings.5,6

Finally, we would like to highlight the fact that there is plenty of precedent in the Securities Act of 1933 to treat mortgage-backed securities as a distinct form of offering, separate from a traditional offering of equity securities.  Since registrants of mortgage-backed securities are not prima facie barred from making “at-the-market” offerings, and in fact are permitted to do so, and the registrant does not have to be the entity actually issuing the equity as long as equity is being issued on its behalf and for the reasons stated above, each newly-formed issuing entity should under the current SEC regulatory framework be permitted to make “at-the-market” offerings.  To otherwise restrict issuers of mortgage-backed securities would impose a dramatic change.

I again thank you for providing us the opportunity to state our views with respect to this issue and, of course, will be available at your convenience to discuss further and answer any questions you might have.

Respectfully yours,

/s/ Keith L. Krasney

5	The Release discusses issuances of asset-backed securities as being “akin” to initial public offerings. See 75 Fed. Reg. 23337, 23342 and 23351 (May 3, 2010).

6
See Section II.B., the proposed limitation on incorporation by reference and Section II.C. the elimination of the exemption for offerings of asset-backed securities from Rule 15c2-8(b), of the Release. See 75 Fed. Reg. 23334 and 23350 (May 3, 2010).